SWINGPLANE VENTURES, INC.
Alcantara 200, piso 6
Las Condes, Santiago,
Chile, 7550159

August 9, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	John Reynolds
Assistant Director

cc:	Pamela Howell
Tiffany Piland

Re:           Swingplane Ventures, Inc.
Amendment No. 3 to Form 8-K
Filed July 19, 2013
Amendment No. 4 to Form 8-K
Filed July 19, 2013
File No. 000-54571

Dear Sir and Madams:

In regard to your review of our filing we hereby provide responses and confirm that we have filed our Form 8-K/A – Amendment No. 5 on August 9, 2013:

Amendment No. 3 to Form 8-K Filed July 19, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Comment:

1.           Please include disclosure at the beginning of this section to clarify that on June 15, 2013, the company defaulted on the option agreement, which was the company’s sole asset, and as a result, the company no longer has any rights, title or interest in any of the mining concessions that were the subject of the option agreement.   Please also include disclosure at the beginning of this section to clarify that as a result, the information included in the Form 8-K relating to the mining concessions is historical in nature and, if true, that the company has no current or planned operations related to the mining concessions.

Response:

We have included disclosure at the beginning of this section to clarify that on June 15, 2013, the Company defaulted on the option agreement, which was the Company’s sole asset, and as a result, the Company no longer has any rights, title or interest in any of the mining concessions that were the subject of the option agreement.   We have  also included disclosure at the beginning of this section to clarify that as a result, the information included in the Form 8-K relating to the mining concessions is historical in nature and that the company has no current or planned operations related to the mining concessions.  This disclosure can be found as the first paragraph on page 3 of this filing.

Comment:

2.           We note your disclosure on page four that prior to the transaction you were a public reporting “shell company”, as defined in Exchange Act Rule 12b-2.  Please revise the disclosure to clarify that due to the default of the option agreement, which was Mid Americas’ sole asset, the company is currently a “shell company” as defined in Exchange Act Rule 12b-2, and add disclosure as to the impact this will have upon the company, including the effect of Securities Act Rule 144.

Response:

We have revised the disclosure to clarify that due to the default of the option agreement, which was Mid Americas’ sole asset, the company is currently a “shell company” as defined in Exchange Act Rule 12b-2, and we have added disclosure as to the impact this will have upon the company, including the effect of Securities Act Rule 144.   This disclosure can be found beginning at the third paragraph on page 5 of this filing.

Description of Business, page 5

Comment:

3. Please update the disclosure in this section to clarify whether you have ceased all negotiations with the optionors regarding the option agreement.3.

Response:

We have updated the disclosure in this section to clarify that we have ceased all negotiations with the optionors regarding the option agreement.   This disclosure can be found at the end of the first paragraph on page 8 this filing.

Comment:

4.           We partially reissue comment eight in our letter dated May 24, 2013.  Please disclose the specifics regarding the anomalies found, when the deficiencies began, the amount that would be required to fix such anomalies, the impact this would have upon the option agreement and the impact this could have upon your proposed business.  Provide clear disclosure throughout of the anomalies in the title identified by the Chilean legal counsel each time you discuss the option agreement or the mining concessions.  Such detailed disclosure should be included in the business section and not simply cross-referenced to the risk factor.

Response:

We have updated the disclosure throughout the filing to detail the specifics in regard to the anomalies. You can find this disclosure on pages 4, 7, 12, and 17 of this filing.

Risk Factors, page 24

We were unable to obtain the funds necessary to finalize our property option agreement and have no further rights or interest under the option agreement, page 25

Comment:

5.           Please revise to explain how the defaults under the option agreement affect the company or the company’s common stock. For example, please explain that as a result of the defaults under the option agreement, the company lost all rights, title and interest in its sole asset and the company’s status as a “shell company” as defined in Exchange Act Rule 12b-2.

Response:

We have revised to explain how the defaults under the option agreement affect the company and the company’s common stock.  We have explained that as a result of the defaults under the option agreement, the company lost all rights, title and interest in its sole asset and the company’s status as a “shell company” as defined in Exchange Act Rule 12b-2. This disclosure can be found on page 29 of this filing.

Our company’s officer and director currently owns 45.58% of the voting rights and investors may find that his votes may be contrary to their interest, page 41.

Comment:

6. Please expand this risk factor to explain how Mr. De la Torre’s voting power affects the company or company’s common stock as required by Item 503(c) of Regulation S-K.

Response:

We have expended the risk fact to explain how Mr. De la Torre’s voting power affects the company or the company’s common stock as required by Item 503(c) of Regulation S-K.   This expended disclosure can be found on page 45 of this filing.

Management’s  Discussion  and  Analysis  of  Financial Condition and Results of Operations, page 41

Comment:

7.           We note your response to comment 13 in our letter dated May 24, 2013.  Please file as an exhibit a written description of the loan agreement, including the name of the unrelated third party.  Refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

Response:

We have finalized the loan agreement and have appended it as an Exhibit to this filing.  It is included as Exhibit 10.7 of this filing.

Comment:

8.           We note your response to comment 14 in our letter dated May 24, 2013.  Please include the extension agreement in the exhibit index to this Form 8-K and either file it as an exhibit to this Form 8-K or incorporate it by reference to the Form 8_K filed on May 31, 2013.

Response:

We have included the extension agreement in the exhibit index to this Form 8-K and incorporated it by reference to the Form 8_K filed on May 31, 2013. It is referenced as Exhibit 10.6.

Comment:

9.           Please revise the plan of operation on page 45 to reflect the prior estimated expenses and estimated allocation of these estimated expenses. The Form 8-K disclosure should be as of the date of the filing of the form.   The revised plan as a result of the default should update, rather than replace the original information.

Response:

We have added back in the prior estimated expenses to the plan of operation. This disclosure can be found on pages 49 and 50.

Algarrobo Property, page 49

Comment:

10.         Please clearly state in this section that as of June 15, 2013, neither Mid Americas nor the company has any right, title or other interest in the Algarrobo Property.  Similarly revise the Future Operations section beginning on page 67 and the Proposed Exploration Programs section beginning on page 68.

Response:

We have included the statement in regard to the Company having no further right, title and interest in this section and in Future Operations and Proposed Exploration Programs as well as in Current Operations, the disclosure can be found on pages 54, 62, 70, 71 and 72.

Security Ownership of Certain Beneficial Owners and Management, page 71

Comment:

11.         Please revise the amount held by officers and directors as a group.  In addition, Mr. Voyer should be added back to the beneficial ownership table.

Response:

We have added back in Mr. Voyer to the beneficial ownership table and we have revised the amount held by officers and directors as a group to include his holdings.  We have further separated the beneficial ownership tables to segregate out the officers and directors and the 5% beneficial owners for clarity.  These tables can be found on pages 76 and 78.

Comment:

12.           Please revise the table on page 72 to reflect the officers and directors and provide such information for the officers and directors as a group.  In addition please revise the risk factor and disclosure elsewhere to disclose the voting control of Mr. De la Torre based upon the voting percentage of the common and preferred combined, including those shares held indirectly through any affiliated companies.

Response:

We have revised the table to reflect the officers and directors and provided information for the officers and directors as a group.  We have included Mr. Voyer in the officer and directors. This revision can be found on pages 76 and 78.

The risk factors and disclosure elsewhere  in regard to the voting control of Mr. De la Torre is correct at 45.58%  and is disclosed as that percentage throughout the document.   The percentage disclosed in the percentage ownership table is based on his ownership percentage as per the calculation described below the table and is therefor inconsistent with voting control percentage.

Comment:

13.         We not your response to comment 21 in our letter dated May 24, 2013, and we reissue the comment.   According to the disclosure on page 80, there are 18 record holders of 235,000,000 shares of common stock issued and outstanding.   Given the current disclosure in the beneficial ownership table on pages 71-72, it would appear that there are other individuals that are beneficial owners of more than 5% of the common stock that have not been included in the tables.  Please revise the beneficial ownership table on page 71 to include all beneficial owners of more than 5% of the common stock or advise.

Response:

The beneficial ownership table is correct as stated in the filing.  Of the 235,000,000 shares of common stock issued and outstanding 122,500,000 are held in street name.

Directors and Executive Officers, page 73

Executive Compensation, page 77

Comment:

14.         We partially reissue comment 23 in our letter dated May 24, 2013.  We note the $50,000 in consulting fees paid to Toucan, an entity controlled by Mr. De la Torre.  Item 402 of Regulation S-K requires disclosure of all compensation paid to the named executive officers, directly or indirectly, for services rendered in all capacities to the registrant and its subsidiaries.  Please provide a detailed analysis as to why such payment should not be included in a summary compensation table. Also, please file Mr. De la Torre’s management agreement as an exhibit.

Response:

We have inserted a summary compensation table wherein we have provided the disclosure of the $50,000 invoiced by Toucan.    There was no management agreement between Mid Americas Corp. and Mr. De la Torre.  The summary compensation table can be found on page 83.

Comment:
15.         Please file as an exhibit a written description of the consulting agreement between Mr. De la Torre and the company.  Refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

Response:

We have filed a copy of the consulting agreement with Mr. De la Torre and the Company which has now been executed.  It is filed as Exhibit 10.8 to this filing.

Recent Sales of Unregistered Securities, page 81

Comment:

16.	Please revise the disclosure of the June 2010 transaction. The amount returned for cancellation is more than the amount issued.

Response:

We have revised the disclosure of the June 2010 transaction to reflect the post-split number of shares held by Mr. Diehl.  This disclosure can be found on page 87.

Comment:

17. As previously requested in comment 27 in our letter dated May 24, 2013, please disclose the persons or class of persons to whom the securities were offered, the exemption relied upon and the facts supporting reliance upon the exemption.  In particular, we note the April 2012 transaction.  In addition, please explain the reference to selling shareholders in the February 2013 transaction.

Response:

We have revised the April 2012 transaction undertaken by Mid Americas to disclose the class of persons to whom the securities were offered and to describe the fact that no exemption was required under the jurisdiction in which the shares were issued.

We have removed the reference to the Selling Shareholders and described the class of persons and referenced the list of corporations and persons receiving the shares in this disclosure.

These revisions can be found on page 88.                                                               .

Exhibit 99.2

Mid Americas Corporation

Financial Statements as of and for the Six Months Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 2

Comment:

18.         We note your response to comment 35 in our letter dated May 24, 2013 in which you state that you obtained a revised audit report that clearly identifies all financial statements in Exhibit 99.2 as being audited.  We further note that the first and fourth paragraphs still do not clearly identify the balance sheet as of June 30, 2012 and the results of operations and cash flows for the six months ended December 31, 2012 as being audited.  Please further revise the audit report to include these periods, as applicable.

Response:

We have obtained a revised audit report which more clearly identifies all financial statements in Exhibit 99.2 as being audited.   And have refiled Exhibit 99.2 with the revised audit report.

Amendment No. 4 to Form 8-K Filed July 19, 2013

Exhibit 2.1

19.         We reissue comment 30 in our letter dated May 24, 2013.  We note that Exhibit 2.1 as filed with Amendment No. 4 to the Form 8-K does not appear to include the Disclose Statements for the Target and the Purchaser.  Please file all material agreements.   To the extend you omit these schedules, please include in the exhibit a list briefly identifying the contents of all missing schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.  See Item 601(b)(2) of Regulation S-K.   In addition, please include Schedule A in its entirety.

Response:

We have filed Exhibit 2.1 with this Amendment No. 5 on Form 8-K. Our filing agent inadvertently filed the incorrect document on Amendment No. 4 which did not include the Disclosure Statements to be appended with the filing.  We confirm that Schedule A is included in its entirety and the disclosure statements are appended.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this information and the respective Form 8-K/A, Amendment No. 5 has addressed all of your comments as provided.  Please do not hesitate to contact the undersigned by email at carlosdelatorre@swingplaneventuresinc.com or corporate@swingplaneventuresinc.com.

Yours truly,

/s/ Carlos De la Torre
Carlos De la Torre
President